FinServ Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

April 2, 2021

VIA EDGAR

Attention:	Blaise Rhodes

Lyn Shenk

Eric Envall

David Lin

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	FinServ Acquisition Corp. Registration Statement on Form S-4 Filed January 29, 2021 File No. 333-252558

Ladies and Gentlemen:

This letter sets forth the response of FinServ Acquisition Corp. (the “Company” or “FinServ”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 25, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

The Company respectfully advises the Staff that it has discovered a typographical error for “Gross profit” on the Katapult Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2019 on page F-24 of the Registration Statement. The corrected Gross profit is $20,657 not $21,657. This typographical error had no impact on any other reported amounts or disclosures in the Registration Statement. The Company has made the appropriate update in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-4 filed on January 29, 2021

Q: What will happen to FinServ’s securities upon consummation of the business combination, page iv

1.              Staff’s comment:

Please revise this section to clarify, if true, that each outstanding share of FinServ common stock and each FinServ warrant will convert into one share of common stock and one warrant, respectively, of Katapult upon consummation of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that FinServ’s common stock and warrants will not convert into other securities, but will remain outstanding as securities of New Katapult following the consummation of the business combination. The Company has revised the disclosure on page iv of the Revised Registration Statement to further clarify that the common stock and warrants will remain outstanding.

Summary
Merger Consideration, page 1

2.              Staff’s comment:

Here, and in the Merger Consideration section, please provide a chart that indicates exactly what the merger consideration would have been for each share of Katapult preferred and common stock as of the date immediately prior to the execution of the Merger Agreement and as of the most recent practicable date prior to effectiveness.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1 and 119 of the Revised Registration Statement.

Risk Factors

Our ability to protect our confidential, proprietary, or sensitive information..., page 26

3.             Staff’s comment:

Please revise to quantify, if material, any expenses you have incurred in recent periods relating to cyber-attacks, employee or other internal misconduct, computer viruses, physical or electronic break-ins, or similar disruptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 25 of the Revised Registration Statement to clarify that is has not incurred any material expenses relating to cyber-attacks, employee or other internal misconduct, computer viruses, physical or electronic break-ins, or similar disruptions.

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Katapult’s Solution, page 87

4.             Staff’s comment:

Please revise this section to discuss the total costs paid by a consumer that utilizes Katapult in order to lease-to-own durable goods. As appropriate, please also provide illustrative examples or a chart disclosing the total costs paid by different consumers, including any fees and varying interest rates depending upon the amount financed or any credit evaluation you perform on borrowers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 85 of the Revised Registration Statement.

Lease to Own Product Overview, page 88

5.             Staff’s comment:

Please revise this section in order to describe what “Lease Multiple” is and what it means for it to be “-2.0x cash price.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 85 of the Revised Registration Statement.

Katapult’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Metrics Originations, page 101

6.             Staff’s comment:

We note you define originations as the acquisition value of the durable goods associated with lease-purchase agreements entered into during the period. This does not appear consistent with the definition provided on page 126, where originations are defined as dollar amount of leases originated. Please revise for consistency and clarity. Additionally, please provide us an example of an origination so that we can better understand how originations are determined.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 98 of the Revised Registration Statement to clarify that originations are defined as the dollar amount of leases originated. For example, if the Company enters into a lease-purchase agreement for a refrigerator that has a value of $1,000, the origination value associated with that particular refrigerator is $1,000, regardless of the amount actually paid by the Company to the retailer. If the Company enters into five lease-purchase agreements for the same refrigerator, the origination value associated with those five refrigerators is $5,000, even if the Company received a volume discount from the retailer and only paid $4,500 for such items.

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Results of Operations, page 102

7.             Staff’s comment:

While you discuss certain factors to which changes in various line items are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved and clarified by ensuring that all material factors are quantified and analyzed. In addition, please quantify the effects of changes in both price and volume on revenues categories, where appropriate (for example, describe the drivers of revenue in product categories that experienced significant change).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 99 of the Revised Registration Statement.

Liquidity and Capital Resources, page 109

8.             Staff’s comment:

Please revise to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In addition, please describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 105 of the Revised Registration Statement

Financing Agreements, page 110

9.             Staff’s comment:

Please identify the lender with which you have a line of credit agreement. In addition, please file your agreement(s) with this lender pursuant to Item 601(b)(10) of Regulation S-K or advise us regarding the basis for your determination the agreement(s) are not required to be filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 106 of the Revised Registration Statement to identify the lender with which the Company has a line of credit agreement. The Ninth Amendment and Joinder to Loan and Security Agreement and the Tenth Amendment to Loan and Security Agreement have been filed as Exhibits 10.9 and 10.10, respectively, to the Revised Registration Statement.

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Statement of Operations, page F-37

10.          Staff’s comment:

Please revise to separately present revenue from services and product sales (i.e., rental revenue and merchandise sales). Refer to Rule 5-03(b)1 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not have merchandise sales. Substantially all revenues are derived from rental revenue and no other class of income represents greater than 10% of total revenue which would require separate classification.

Katapult Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-42

11.           Staff’s comment:

You disclose that bad debt expense is classified in cost of revenue within the consolidated statements of operations and comprehensive loss. We note that this presentation is not consistent with certain competitors in your industry that classify bad debt expense in revenue and that your actual statement of operations presentation includes bad debt expense within operating expenses. Please revise as appropriate. Refer to ASC 842-30- 25-13.

Please also tell us whether, at the lease commencement date, your assessment is that lease payments are probable of collection.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the footnote disclosure to reflect the presentation of bad debt expense in operating expenses. The Company advises the Staff that the Company has not adopted ASC 842 and in accordance with ASC 840, classifies bad debt expense within operating expenses.

The Company respectfully advises the Staff that the Company has assessed that collection of minimum lease payments is probable through the initial lease term. The Company will continue to assess probability of lease payment collection upon adoption of ASC 842.

Note 3. Property Held for Lease, Net, page F-49

12.           Staff’s comment:

We note property held for lease consists of furniture, consumer electronics, appliances, and other durable goods offered for lease-purchase in the normal course of business. Please disclose balances and accumulated depreciation of major classes of property held for lease at each balance sheet date or tell us why you believe such disclosure is not required. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the Company’s lease to own transactions, from an economic perspective the different classes of property held for lease are homogenous in nature. The Company’s property held for lease encompasses a wide variety of items and the mix of property held for lease can vary over time. All property held for lease is depreciated under the same income forecasting method using a proportion of rents received to total expected rents received based on historical data. Depreciation and income allocations do not vary based on the types of property held for lease. Refer to Note 2, Summary of Significant Accounting Policies under the caption “Property Held for Lease, Net” for additional information. Further disclosure of such amounts would not provide additional benefit.

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13.           Staff’s comment:

Please quantify for us the amount of property held for lease that was not on lease at the balance sheet dates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-36 of the Revised Registration Statement to clarify that all property held for lease is on-lease for the periods presented.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FINSERV ACQUISITION CORP.

By:	/s/ Lee Einbinder
Name: Lee Einbinder Title: Chief Executive Officer

cc:	Orlando Zayas, Katapult Holdings, Inc.
Andrew P. Gilbert, DLA Piper LLP (US)

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